Act 3/12/2002

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | September 30, 1998 |
| Estimated average burden hours per response | . . . 12.00 |

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

02019835

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 27564 |

RECD S.E.C.
MAR 1 2002
589

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule ~~17a-5 Thereunder~~**

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Joseph Vincent Delaney
/DBA/ J.V. DELANEY & ASSOCIATES

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 VIENNA
(No. and Street)

NEWPORT BEACH, CA 92660
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOSEPH V. DELANEY 949-721-9392
(Area Code — Telephone No.)

02-010590-C
J.V. DELANEY & ASSOCIATES 12
JOSEPH VINCENT DELANEY
17 MUIR BEACH CIRCLE
CORONA DEL MAR CA 92625
AUD

## B. ACCOUNTANT IDENTIFICATION

INDEPEN[DENT PUBLIC] ACCOUNTANT whose opinion is contained in this Report*

PETER D. FINCH, AN ACCOUNTANCY CORPORATION
(Name — if individual, state last, first, middle name)

1601 DOVE STREET, SUITE 299, NEWPORT BEACH, CA 92660
(Address) (City) (State) (Zip Code)

CHECK O[NE]:
- [ ] [Certified Publi]c Accountant
- [ ] [Public Accoun]tant
- [ ] [Accountant no]t resident in United States or any of its possessions.

PROCESSED
MAR 28 2002
THOMSON FINANCIAL P

| FOR OFFICIAL USE ONLY |
|---|
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

PDB 3/26

# OATH OR AFFIRMATION

I, JOSEPH V. DELANEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J.V. DELANEY & ASSOCIATES, as of DECEMBER 31, 2001, 19_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

________________________________________

________________________________________

________________________________________

Joseph V. Delaney
Signature

Sole propr
Title

MARY HERAVY
Commission # 1250173
Notary Public - California
Orange County
My Comm. Expires Jan 16, 2004

Mary Heravy
Notary Public

2-27-02

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# J.V. DELANEY & ASSOCIATES

## FINANCIAL STATEMENTS
## AND
## SUPPLEMENTARY INFORMATION



**December 31, 2001**

**NONCONFIDENTIAL**

**J.V. DELANEY & ASSOCIATES**

**CONTENTS**



Report of Certified Public Accountant

Financial Statements
- Balance sheet
- Statement of Operations and Proprietor's Capital
- Statement of Cash Flows
- Notes to Financial Statements

Supplementary Information
- Computation of Net Capital

Report of Certified Public Accountant on internal accounting control.

Form X-17A for the twelve months ended December 31, 2001

# Peter D. Finch

An Accountancy Corporation


The Proprietor
J.V. Delaney & Associates
Corona Del Mar, California

We have audited the accompanying balance sheet of J.V. Delaney & Associates (a proprietorship) as of December 31, 2001, and the related statements of operations and proprietor's capital and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J.V. Delaney & Associates (a proprietorship) as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our examination has been primarily for the purpose of expressing an opinion on the financial statements, taken as a whole. The accompanying additional information is presented for analysis purposes and is not necessary for a fair presentation of the financial information referred to in the preceding paragraph. It has been subjected to the tests and other auditing procedures applied in the examination of the financial statements mentioned above, and in our opinion, is fairly stated in all respects material in relation to the financial statements taken as a whole.

Peter D. Finch,
An Accountancy Corporation

February 28, 2002


1601 Dove Street • Suite 299 • Newport Beach, CA 92660
TEL (949) 250-9025 • FAX (949) 852-2022

# J.V. DELANEY & ASSOCIATES

## BALANCE SHEET

## December 31, 2001

## ASSETS

| | |
|---|---|
| **CURRENT ASSETS** | |
| Cash | $ 11,680 |
| Prepaid expenses | 375 |
| Total current assets | 11,759 |
| Furniture and equipment, at cost, less accumulated depreciation of $129,975 | 14,441 |
| | $ 26,496 |

## LIABILITIES AND PROPRIETOR'S CAPITAL

| | |
|---|---|
| Accounts payable | $ 1,502 |
| Proprietor's capital | 24,994 |
| | $ 26,496 |

See accompanying notes and accountants' report.

## J.V. DELANEY & ASSOCIATES

## NOTES TO FINANCIAL STATEMENTS

**December 31, 2001**

### 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

J.V. Delaney & Associates (the "Company") a proprietorship is a registered broker-dealer acting as an investment banker and financial advisor to public and private companies. The Company's financial statements are presented in accordance with generally accepted accounting principles.

Property and Equipment

Depreciation of furniture and equipment is provided on the straight-line method over the estimated useful lives of the related assets down to a residual salvage value approximating ten percent.

Income taxes

The proprietorship itself is not a taxpaying entity for purposes of federal and state income taxes. Federal and state income taxes of the proprietor are computed on his total income from all sources; accordingly, no provision for income taxes is made in these statements.

# SUPPLEMENTARY INFORMATION

**J.V. DELANEY & ASSOCIATES**

**COMPUTATION OF NET CAPITAL**

**December 31, 2001**

| | |
|---|---|
| Proprietor's capital | $ 24,994 |
| Less: Non-allowable assets | (14,816) |
| Net capital before haircuts on exempted investment securities | 10,178 |
| Minimum net capital requirement | (5,000) |
| Excess net capital | $ 5,178 |

The above computation agrees with computation filed by the proprietor from Par IIA on Form X-17A-5.

# Peter D. Finch

An Accountancy Corporation


The Proprietor
J.V. Delaney & Associates
Corona Del Mar, California

We have examined the financial statements of J.V. Delaney & Associates (a proprietorship) for the year ended December 31, 2001, and have issued our report thereon dated February 26, 2001.

Our examination was made in accordance with generally accepted auditing standards and as part of our audit to assist us in planning and performing our examination, we made a study and evaluation of the internal accounting controls of J.V. Delaney & Associates. That study and evaluation was limited to a preliminary review of the system to obtain an understanding of the control environment and the flow of transactions thought the accounting system. Because the Company is so small that is its not feasible to have an adequate internal control system, our study and evaluation of the internal accounting control did not extend beyond this preliminary review phase. Accordingly, we do not express an opinion on the system of internal accounting control taken as a whole. Also, our examination, made in accordance with the standards mentioned above, would not necessarily disclose material weaknesses in the system of internal accounting control. However, during our examination, we did not become aware of any conditions that we believe to be a material weakness.

This report is intended for the use of the proprietor and the U.S. Securities and Exchange Commission and should not be used for any other purpose.

Peter D. Finch,
An Accountancy Corporation

February 28, 2002


1601 Dove Street • Suite 299 • Newport Beach, CA 92660
TEL (949) 250-9025 • FAX (949) 852-2022

# FOCUS REPORT

OMB No. 3235-0123 (5-31-87)

**FORM X-17A-5**

3/91

(Financial and Operational Combined Uniform Single Report)

## PART IIA [12]

*(Please read instructions before preparing Form.)*

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

| | |
|---|---|
| NAME OF BROKER-DEALER: J. V. DELANEY & ASSOCIATES [13] | SEC FILE NO.: 8-27564 [14] |
| | FIRM ID. NO.: [15] |
| ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.): 50 VIENNA [20] (No. and Street) | FOR PERIOD BEGINNING (MM/DD/YY): 01/01/01 [24] |
| NEWPORT BEACH [21] (City) CA [22] (State) 92660 [23] (Zip Code) | AND ENDING (MM/DD/YY): 12/31/01 [25] |

| | |
|---|---|
| NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: JOSEPH V. DELANEY [30] | (Area Code)—Telephone No.: 949 -721-9392 [31] |
| NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: | OFFICIAL USE |
| [32] | [33] |
| [34] | [35] |
| [36] | [37] |
| [38] | [39] |

DOES RESPONDENT CARRY ... CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FI... AUDITED REPORT [X] 42

02-010590-J IIA
J.V. DELANEY & ASSOCIATES
JOSEPH VINCENT DELANEY
17 MUIR BEACH CIRCLE
CORONA DEL MAR CA 92625

**EXECUTION:**

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 27th day of Feb 2002

Manual signatures of:

1) Joseph V. Delaney
Principal Executive Officer or Managing Partner

2) ____________________
Principal Financial Officer or Partner

3) ____________________
Principal Operations Officer or Partner

**ATTENTION**—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

## TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

**INDEPENDENT PUBLIC ACCOUNTANT** whose opinion is contained in this Report

Name (If individual, state last, first, middle name)

Peter D. Finch, An Accountancy Corporation [70]

| ADDRESS Number and Street | City | State | Zip Code |
|---|---|---|---|
| 1601 DOVE STREET, SUITE 299 | NEWPORT BEACH, | CA | 92660 |
| [71] | [72] | [73] | [74] |

Check One

( X) Certified Public Accountant [75]

( ) Public Accountant [76]

( ) Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

| WORK LOCATION | REPORT DATE MM/DD/YY | DOC. SEQ. NO. | CARD | | | |
|---|---|---|---|---|---|---|
| 50 | 51 | 52 | 53 | | | |

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER J.V. DELANEY & ASSOCIATES | N 3 | 100

## STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/01 [99]
SEC FILE NO. 8-27564 [98]
Consolidated [198]
Unconsolidated [199]

### ASSETS

| | Allowable | Non-Allowable | Total |
|---|---|---|---|
| 1. Cash | $ 11,680 [200] | | $ 11,680 [750] |
| 2. Receivables from brokers or dealers: | | | |
| A. Clearance account | [295] | | |
| B. Other | [300] | $ [550] | [810] |
| 3. Receivables from non-customers | [355] | [600] | [830] |
| 4. Securities and spot commodities owned, at market value: | | | |
| A. Exempted securities | [418] | | |
| B. Debt securities | [419] | | |
| C. Options | [420] | | |
| D. Other securities | [424] | | |
| E. Spot commodities | [430] | | [850] |
| 5. Securities and/or other investments not readily marketable: | | | |
| A. At cost $ [130] | | | |
| B. At estimated fair value | [440] | [610] | [860] |
| 6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value: | [460] | [630] | [880] |
| A. Exempted securities $ [150] | | | |
| B. Other securities $ [160] | | | |
| 7. Secured demand notes: market value of collateral: | [470] | [640] | [890] |
| A. Exempted securities $ [170] | | | |
| B. Other securities $ [180] | | | |
| 8. Memberships in exchanges: | | | |
| A. Owned, at market $ [190] | | | |
| B. Owned, at cost | | [650] | |
| C. Contributed for use of the company, at market value | | [660] | [900] |
| 9. Investment in and receivables from affiliates, subsidiaries and associated partnerships | [480] | [670] | [910] |
| 10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization | [490] | 14,441 [680] | 14,441 [920] |
| 11. Other assets | [535] | 375 [735] | 375 [930] |
| 12. TOTAL ASSETS | $ [540] | $ [740] | $ 26,496 [940] |

OMIT PENNIES

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

**BROKER OR DEALER** J.V. DELANEY & ASSOCIATES as of 12/31/01

### STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

### LIABILITIES AND OWNERSHIP EQUITY

| Liabilities | A.I. Liabilities* | | Non-A.I. Liabilities* | | Total | |
|---|---|---|---|---|---|---|
| 13. Bank loans payable | $ | 1045 | $ | 1255 | $ | 1470 |
| 14. Payable to brokers or dealers: | | | | | | |
| A. Clearance account | | 1114 | | 1315 | | 1560 |
| B. Other | | 1115 | | 1305 | | 1540 |
| 15. Payable to non-customers | 1502 | 1155 | | 1355 | 1502 | 1610 |
| 16. Securities sold not yet purchased, at market value | | | | 1360 | | 1620 |
| 17. Accounts payable, accrued liabilities, expenses and other | | 1205 | | 1385 | | 1685 |
| 18. Notes and mortgages payable: | | | | | | |
| A. Unsecured | | 1210 | | | | 1690 |
| B. Secured | | 1211 | | 1390 | | 1700 |
| 19. Liabilities subordinated to claims of general creditors: | | | | | | |
| A. Cash borrowings: | | | | 1400 | | 1710 |
| 1. from outsiders $ [970] | | | | | | |
| 2. Includes equity subordination (15c3-1 (d)) of .... $ [980] | | | | | | |
| B. Securities borrowings, at market value: from outsiders $ [990] | | | | 1410 | | 1720 |
| C. Pursuant to secured demand note collateral agreements: | | | | 1420 | | 1730 |
| 1. from outsiders $ [1000] | | | | | | |
| 2. Includes equity subordination (15c3-1 (d)) of .... $ [1010] | | | | | | |
| D. Exchange memberships contributed for use of company, at market value | | | | 1430 | | 1740 |
| E. Accounts and other borrowings not qualified for net capital purposes | | 1220 | | 1440 | | 1750 |
| 20. TOTAL LIABILITIES | $ 1502 | 1230 | $ | 1450 | $ 1502 | 1760 |

### Ownership Equity

| | | | |
|---|---|---|---|
| 21. Sole proprietorship | | $ 24,994 | 1770 |
| 22. Partnership (limited partners | $ [1020] ) | | 1780 |
| 23. Corporation: | | | |
| A. Preferred stock | | | 1791 |
| B. Common stock | | | 1792 |
| C. Additional paid-in capital | | | 1793 |
| D. Retained earnings | | | 1794 |
| E. Total | | | 1795 |
| F. Less capital stock in treasury | | ( ) | 1796 |
| 24. TOTAL OWNERSHIP EQUITY | | $ 24,994 | 1800 |
| 25. TOTAL LIABILITIES AND OWNERSHIP EQUITY | | $ 26,496 | 1810 |

OMIT PENNIES

*Brokers or dealers electing the alternative net capital requirement method need not complete these columns.



ALTERNATIVE FILERS

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER J.V. DELANEY & ASSOCIATES as of 12/31/01

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

**Part A**

| | | | |
|---|---|---|---|
| 11. | Minimum net capital required (6-2/3% of line 19) | $ 100 | 37 |
| 12. | Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | $ 5000 | 37 |
| 13. | Net capital requirement (greater of line 11 or 12) | $ 5000 | 37 |
| 14. | Excess net capital (line 10 less 13) | $ 5178 | 37 |
| 15. | Excess net capital at 1000% (line 10 less 10% of line 19) | $ 10,163 | 37 |

## COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | | | | |
|---|---|---|---|---|---|
| 16. | Total A.I. liabilities from Statement of Financial Condition | | | $ 1502 | 379 |
| 17. | Add: | | | | |
| | A. Drafts for immediate credit | $ | 3800 | | |
| | B. Market value of securities borrowed for which no equivalent value is paid or credited | $ | 3810 | | |
| | C. Other unrecorded amounts (List) | $ | 3820 | $ | 383 |
| 19. | Total aggregate indebtedness | | | $ 1502 | 384 |
| 20. | Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10) | | | % | 385 |
| 21. | Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d) | | | % | 386 |

## COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

**Part B**

| | | | |
|---|---|---|---|
| 22. | 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits | $ | 3870 |
| 23. | Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | $ | 3880 |
| 24. | Net capital requirement (greater of line 22 or 23) | $ | 3760 |
| 25. | Excess net capital (line 10 less 24) | $ | 3910 |
| 26. | Net capital in excess of: 5% of combined aggregate debit items or $120,000 | $ | 3920 |

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

# FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER J.V. DELANEY & ASSOCIATES as of 12/31/01

### COMPUTATION OF NET CAPITAL

| | | | | |
|---|---|---|---|---|
| 1. Total ownership equity from Statement of Financial Condition | | | $ 24,994 | 348 |
| 2. Deduct ownership equity not allowable for Net Capital | | | ( ) | 349 |
| 3. Total ownership equity qualified for Net Capital | | | 24,994 | 350 |
| 4. Add: | | | | |
| A. Liabilities subordinated to claims of general creditors allowable in computation of net capital | | | | 352 |
| B. Other (deductions) or allowable credits (List) | | | | 352 |
| 5. Total capital and allowable subordinated liabilities | | | $ 24,994 | 353 |
| 6. Deductions and/or charges: | | | | |
| A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) | $ 14,816 | 3540 | | |
| B. Secured demand note deficiency | | 3590 | | |
| C. Commodity futures contracts and spot commodities-proprietary capital charges | | 3600 | | |
| D. Other deductions and/or charges | | 3610 | ( 14,816 ) | 3620 |
| 7. Other additions and/or allowable credits (List) | | | | 3630 |
| 8. Net capital before haircuts on securities positions | | | $ | 3640 |
| 9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)): | | | | |
| A. Contractual securities commitments | $ | 3660 | | |
| B. Subordinated securities borrowings | | 3670 | | |
| C. Trading and investment securities: | | | | |
| 1. Exempted securities | | 3735 | | |
| 2. Debt securities | | 3733 | | |
| 3. Options | | 3730 | | |
| 4. Other securities | | 3734 | | |
| D. Undue Concentration | | 3650 | | |
| E. Other (List) | | 3736 | ( ) | 3740 |
| 10. Net Capital | | | $ 10,178 | 3750 |

OMIT PENNIES